Exhibit 3.1
Amendment No. 1
TO THE
SECOND AMENDED AND RESTATED BYLAWS
OF DAWSON GEOPHYSICAL COMPANY
The Second Amended and Restated Bylaws of Dawson Geophysical Company, a Texas corporation (the “Company”) (the “Bylaws”), are hereby amended as of November 17, 2010, as follows:
1.	Article II, Section 2 of the Bylaws is hereby amended in its entirety and replaced with the following as Section 2:
          Section 2. Annual Meetings. The Annual Meeting of the Shareholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors or as may otherwise be stated in the notice of the meeting, at which time the Shareholders shall elect a Board of Directors, and transact such other business as may be properly brought before the meeting.